Fiorella Management Group LLC
Profit and Loss
January - December 2021

		Total
Income		
Clement Fees		141,613.94
Polk Fees		123,562.64
Sunset Fees		92,473.38
Total Income	$	**357,649.96**
Gross Profit	$	**357,649.96**
Expenses		
0700 PAYROLL EXPENSES		
0701 SALARIES & WAGES		301,110.16
0723 HEALTH INSURANCE		11,686.09
0751 PAYROLL TAX - FEDERAL		23,626.97
0752 PAYROLL TAX - STATE		5,337.31
0756 PAYROLL TAX - FUTA		167.97
0775 INSURANCE - WORKMANS COMP.		4,712.58
Total 0700 PAYROLL EXPENSES	$	**346,641.08**
0706 BANK SERVICE CHARGES		30.00
0716 DUES AND SUBSCRIPTIONS		555.00
0720 FEES & PERMITS		163.00
0736 PROFESSIONAL SERVICES		
0736-1 ACCOUNTING		2,100.00
0736-4 PROFESSIONAL SERVICES		1,614.18
Total 0736 PROFESSIONAL SERVICES	$	**3,714.18**
0780 MISCELLANEOUS		2,189.40
Total Expenses	$	**353,292.66**
Net Operating Income	$	**4,357.30**
Net Income	$	**4,357.30**

Tuesday, Feb 06, 2024 01:31:30 PM GMT-8 - Accrual Basis

Fiorella Management Group LLC
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
0102 FIRST REPUBLIC BANK # 8888 - CHECKING	2,490.67
0107 ADP CLEARING	0.00
Total Bank Accounts	$ 2,490.67
Accounts Receivable	
Accounts Receivable (A/R)	63,866.63
Total Accounts Receivable	$ 63,866.63
Total Current Assets	$ 66,357.30
TOTAL ASSETS	$ 66,357.30
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deposits Received	61,000.00
Total Other Current Liabilities	$ 61,000.00
Total Current Liabilities	$ 61,000.00
Long-Term Liabilities	
0371 LOAN FROM FIORELLA POLK	500.00
Total Long-Term Liabilities	$ 500.00
Total Liabilities	$ 61,500.00
Equity	
0302 PARTNER CAPITAL - BORIS	250.00
0303 PARTNER CAPITAL - BRANDON	250.00
Retained Earnings	
Net Income	4,357.30
Total Equity	$ 4,857.30
TOTAL LIABILITIES AND EQUITY	$ 66,357.30

Fiorella Management Group LLC
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	4,357.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-63,866.63
Deposits Received	61,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 2,866.63**
Net cash provided by operating activities	**$ 1,490.67**
FINANCING ACTIVITIES	
0371 LOAN FROM FIORELLA POLK	500.00
0302 PARTNER CAPITAL - BORIS	250.00
0303 PARTNER CAPITAL - BRANDON	250.00
Net cash provided by financing activities	**$ 1,000.00**
Net cash increase for period	**$ 2,490.67**
Cash at end of period	**$ 2,490.67**

Tuesday, Feb 06, 2024 01:32:05 PM GMT-8